June 5, 2024

Via Edgar Transmission

Ms. Erin Donahue/Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Linkers Industries Ltd Registration Statement on Form F-1 Filed May 28, 2024 File No. 333-279752

Dear Ms. Donahue/Mr. Kruczek:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated June 4, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed May 28, 2024

Explanatory Note, page i

1.	Please update the disclosure in this section to reflect that this is a new registration statement, and not a post-effective amendment to a registration statement on Form F-1.

Response: We respectfully advise the Staff that we have updated the disclosure in Explanatory Note to remove the disclosure regarding post-effective amendment.

General

2.	Please file an updated, correct version of Exhibit 1.1. We note that such exhibit does not appear to include R.F. Lafferty. We also note that the information in Schedule A, page 24 of Exhibit 1.1 is inconsistent with the disclosure on page 116 of the Form F-1.

Response: We respectfully advise the Staff that we have updated exhibit 1.1. The Company notes for the Staff’s reference that save for exhibit 1.1, the Company did not update any other exhibit since the last as-filed version of the Form F-1 File No. 333-279752. Furthermore, the Company confirms that the exhibits 3.1, 3.2, 4.1, 10.1 - 10.25, 21.1 and 99.1 – 99.4 are identical to the exhibits filed in the Company’s previously withdrawn Form F-1 File No. 275953, as amended.

3.	We note your disclosure on page Alt-14 that your selling security holders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company confirms its understanding that retention by a selling stockholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment. The Company refers to the disclosure in the second to last paragraph of page Alt-14, and notes the current disclosure already contains “If sales of shares offered under this Resale Prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this Resale Prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.”

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com